EXHIBIT 12.1

Enterprise Financial Services Corp
Computation of Ratios of Earnings to Fixed Charges and Preferred Stock Dividend Requirement
(unaudited)

	Years ended December 31,
($ in thousands)	2018	2017	2016	2015	2014
Earnings (1):
Income (loss) before income taxes	$104,577	$86,517	$74,839	$58,401	$41,044
Add: Fixed charges from below	45,897	25,235	13,729	12,369	14,386
Earnings including interest expense on deposits (a)	$150,474	$111,752	$88,568	$70,770	$55,430

Less: interest expense on deposits	(33,769)	(17,200)	(10,841)	(10,412)	(10,487)
Earnings excluding interest expense on deposits (b)	$116,705	$94,552	$77,727	$60,358	$44,943

Fixed charges (1):
Interest on deposits	$33,769	$17,200	$10,841	$10,412	$10,487
Interest on borrowings	12,128	8,035	2,888	1,957	3,899
TARP preferred stock dividends (pre-tax)	—	—	—	—	—
Fixed charges including interest on deposits (c)	$45,897	$25,235	$13,729	$12,369	$14,386

Less: interest expense on deposits	(33,769)	(17,200)	(10,841)	(10,412)	(10,487)
Fixed charges excluding interest expense on deposits (d)	$12,128	$8,035	$2,888	$1,957	$3,899

Ratio of earnings to combined fixed charges
Excluding interest on deposits (b/d) (2)	9.62x	11.77x	26.91x	30.85x	11.53x
Including interest on deposits (a/c)	3.28x	4.43x	6.45x	5.72x	3.85x

Ratio of earnings to combined fixed charges and preferred dividends:
Excluding interest on deposits (b/d) (2)	9.62x	11.77x	26.91x	30.85x	11.53x
Including interest on deposits (a/c)	3.28x	4.43x	6.45x	5.72x	3.85x

(1) As defined in Item 503(d) of Regulation S-K.
(2) The ratio of earnings to fixed charges and preferred dividends, excluding interest on deposits, is being provided as an additional measure to provide comparability to the ratios disclosed by all other issuers of debt securities.